UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

Jeffrey T. Arnold

255 East Paces Ferry Road NE, Suite 700

Atlanta, GA 30305

(404) 671-4000

Copies to:

Keith Townsend

Zack Davis

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104

1.	NAMES OF REPORTING PERSONS Jeffrey T. Arnold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81948W104

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on July 12, 2021, as amended and supplemented by Amendment No. 1 filed by Reporting Person on June 25, 2024 (the “Original Schedule 13D, and, as amended and supplemented by this Amendment, the “Schedule”), related to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sharecare, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended and supplemented by adding the following:

The Reporting Person does not beneficially own any shares of Common Stock.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On October 22, 2024, the transactions contemplated by the Rollover Agreement and the Merger Agreement were consummated. Following the consummation of those transactions, the Reporting Person do not beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule are incorporated herein by reference.

(c) Except as reported herein, the Reporting Person has not effected transactions in Common Stock during the past 60 days.

(d) The Reporting Person does not beneficially own any shares of Common Stock.

(e) October 22, 2024.

[signature page follows]

CUSIP No. 81948W104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey T. Arnold

By:	/s/ Jeffrey T. Arnold
Date:	October 24, 2024

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